Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Transcript:  Jeff Bewkes, Chairman and CEO, Time Warner Inc.
Video Message to Employees

October 22, 2016

Speaker:  Jeff Bewkes, Chairman & CEO of Time Warner Inc.:

Hi everyone, I want to share exciting news with you about the next chapter for Time Warner: the agreement we’ve entered into to be acquired by AT&T. As you all know, over the past several years we’ve focused our company on the growing demand for high-quality video all over the world. And as we’ve done this, we’ve built a track record of creative and financial success that is second to none in our industry -- and it’s something that each of you can be very proud of.

With AT&T, we’re bringing together all our great television, film, games and digital content and we’re aligning it with their direct-to-consumer distribution across TV—including DirecTV--mobile and broadband in the United States. and across Latin America. All told, AT&T has more than 100 million subscribers. This combination is going to put us in an even stronger position to go where our audiences are going:  to a world with ubiquitous video-on-demand across all platforms and devices, giving people great experiences along with the brands and the content they love.

That’s been one of our most important strategic priorities and we’re already making great progress - both in partnership with our distributors, and on our own by directly connecting with consumers.  Joining forces with AT&T gets us–and them – there faster and better than either of us could do on our own. It creates enormous new growth opportunities —for example, by allowing HBO and Turner to bring new innovative services to the market sooner, and at greater scale, and by making Warner’s unmatched library of films, television shows, and games the anchor tenant in new digital and mobile services.

We’re a strong fit with AT&T in other ways also.  This is a marriage of two companies with long legacies of innovation that continue today, and we have a shared vision of how our companies can grow together.

So what does this transaction mean for employees?  Randall Stephenson, AT&T’s Chairman and CEO, and his team, recognize that the value of our brands and businesses depends upon the expertise of our people, and they are very committed to retaining the talented people who have made us the best in the industry.  Importantly, the driving force for this transaction is not cost savings –it’s growth opportunities.

Under the terms of the agreement, AT&T has agreed to pay $107.50 a share for each Time Warner share, half in cash and half in stock.  And once the transaction closes, our shareholders will have a stake in the world’s leading, integrated media and communications company, with a strong financial profile and unparalleled record of success.

The transaction is subject to regulatory approvals, which are expected to take about a year to conclude. I plan to stay on as CEO of Time Warner’s businesses, which will become a subsidiary of AT&T, to ensure a smooth transition as we join forces.

Now, I know many of you will have a lot of questions about what this means for Time Warner employees, and we’ve set up a special section on MyTW that we will update with the latest information. As we begin this new chapter, I want to say thank you, once again. Your dedication and creativity have allowed us to achieve the great success that we’ve had -- and we will continue to build on -- as part of AT&T.  So, let’s keep up this fantastic momentum, and I’ll be in touch with you as we get further updates.

Thanks.